Exhibit 99.1

Jianpu Technology Inc. Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

BEIJING, September 29, 2023 -- Jianpu Technology Inc. ("Jianpu" or the "Company") (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated September 28, 2023, notifying the Company that (i) it is below compliance standards due to the trading price of Company’s American depositary shares (the “ADSs”) and (ii) the applicable cure period for the Company to regain compliance expires on March 28, 2024.

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above $1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, Jianpu intends to monitor the market conditions of its listed securities and is still considering its options.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
(IR) Liting Lu, E-mail: IR@rong360.com
(PR) Amanda Hu, E-mail: Media@rong360.com
Tel: +86 (10) 6242 7068

Christensen
Suri Cheng, E-mail: suri.cheng@christensencomms.com
Tel: +86 185 0060 8364
Crystal Lai, E-mail: crystal.lai@christensencomms.com
Tel: +852 2232 3907

In US:
Christensen
Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com
Tel: +1 480 353 6648

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